UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On March 3, 2025, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 3:00 p.m. (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. On January 24, 2025 (the “Record Date”), the record date for the EGM, there were 20,320,000 of the Company’s Ordinary Shares outstanding and entitled to vote at the EGM. 16,977,616 Ordinary Shares, which represented 83.55% of the votes of the outstanding Ordinary Shares in the Company, were represented in person or by proxy. One item of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

(a)	the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below))(the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

(b)	(i)	contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.0000625 each of the Company shall be re-designated as an issued Class A Share (the “Re-designation”) with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company; and

(ii)	immediately following the Re-designation, 3,000,000 Class A Shares then held by Neo-Concept (BVI) Limited (“NCBVI”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to NCBVI (or such other person as directed) 3,000,000 Class B Shares, credited as fully paid-up;

(c)	the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(d)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Class A Shares and/or Class B Shares, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The voting results were as follows:

For	Against	Abstain
16,702,969	264,616	10,031

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: March 3, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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